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Exhibit 12.1

Rentech, Inc.
Ratio of Earnings to Fixed Charges

		Year Ended September 30,
	Three Months Ended December 31, 2005
		2005	2004	2003	2002	2001
Earnings:
Pre-tax loss	$(5,628,460)	$(13,572,030)	$(6,240,143)	$(8,606,430)	$(4,687,403)	$(6,387,313)
Add fixed charges	302,407	2,897,419	865,003	951,625	243,756	112,920

Total Earnings	$(5,326,053)	$(10,674,611)	$(5,375,140)	$(7,654,805)	$(4,443,647)	$(6,274,393)
Fixed Charges:
Interest expense—inclusive of the amortization of debt issuance costs	$299,313	$2,888,392	$858,731	$943,422	$235,648	$104,700
Estimated interest portion in rent expense	3,094	9,027	6,272	8,203	8,108	8,220

Total Fixed Charges	$302,407	$2,897,419	$865,003	$951,625	$243,756	$112,920
Ratio of earnings to fixed charges	—	—	—	—	—	—
Coverage Deficiency	$(5,628,460)	$(13,572,030)	$(6,240,143)	$(8,606,430)	$(4,687,403)	$(6,387,313)

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Rentech, Inc. Ratio of Earnings to Fixed Charges